

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549**

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

March 9, 2009

Via U.S. Mail and Fax

Mr. Mark Ordan
Chief Executive Officer
Sunrise Senior Living, Inc.
7902 Westpark Drive
McLean, VA  22102

> **RE:     Sunrise Senior Living, Inc.**
> **Form 10-K for the Year ended December 31, 2008**
> **Filed March 2, 2009**
>
> **File No. 1-16499**

Dear Mr. Ordan:

We have limited our review of your filing to those issues we have addressed in our comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2008

Note 11.  Intangible Assets and Goodwill, page 106

1.  Tell us and expand significantly your disclosures to provide a detailed explanation of the reasons why you were required to record the $121.8 million goodwill impairment charge in the last quarter of 2008.  Tell us whether you identified impairment indicators prior to your 2008 annual impairment test that required you to perform an interim impairment test.  If no impairment indicators were identified, tell us in detail why.

    Disclose and describe to us the valuation approach(es) used to estimate the fair value of your reporting units.  Provide us with a quantitative and qualitative description of the significant assumptions used in each valuation approach.  Explain to us in detail the reasons for changes in your assumptions in your 2008 annual impairment test as compared to the assumptions used in the 2007 annual impairment test (as if applicable as compared to interim impairment tests).

    Tell us and disclose in detail how the assumptions used in determining the fair value of your reporting units that resulted in the $121.8 million goodwill impairment charge will impact your future financial position and operating results.  For example, if you reduced expected cash flows, discuss the significance of the expected impact in future revenues, operating results and liquidity.  Discuss each significant contributing factor to the reduction of expected cash flows and the drivers for such reduction.

    We note that your disclosures in your critical accounting policies and estimates section of your M&DA filed with your 2007 Form 10-K did not include a discussion of likely potential future goodwill impairment charges.  We also note that you did not update your critical accounting policies and estimates section in your 2008 Form 10-Qs.  Absent the existence of unanticipated events or circumstances that occurred in the last quarter of 2008, it is unclear to us why your critical accounting policies and estimates or other sections of these filings did not alert investors of likely future impairment charges such as the $ charge you took in the last quarter of 2008.  Please advise.

Please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a letter that keys your responses to our comments.  Please file your cover letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Christine Adams, Staff Accountant, at (202) 551-3363 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3810 with any other questions.

Sincerely,


/s/Larry Spirgel
Assistant Director


cc:    Richard J. Nadeau
       Chief Financial Officer
       Via Facsimile: (703) 744-1628